UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on November 20, 2024, Bit Origin Ltd (the “Company”) received a written notice from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, since the Company has not yet filed its annual report on Form 20-F for the fiscal year ended June 30, 2024 (the “Filing”), the Company does not comply with Nasdaq Listing Rules for continued listing under Listing Rule 5250(c)(1).

The Company filed the Form 20-F on December 26, 2024.

On December 27, 2024, the Company received a letter from Nasdaq notifying the Company that, based on the December 26, 2024 Filing of the Form 20-F, Nasdaq has determined that the Company complies with the Rule5250(c)(1). Accordingly, the matter has been closed.

On December 31, 2024, the Company issued a press release entitled “Bit Origin Ltd Regains Compliance with Listing Rule 5250(c)(1)”. A copy of the press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Bit Origin Ltd Regains Compliance with Listing Rule 5250(c)(1), dated December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2025	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board